United States securities and exchange commission logo





                             December 13, 2022

       Evripides Drakos
       President and Chief Executive Officer
       Bakhu Holdings, Corp.
       One World Trade Center, Suite 130
       Long Beach, CA 90831

                                                        Re: Bakhu Holdings,
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed November 29,
2022
                                                            File No. 333-268581

       Dear Evripides Drakos:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed November 29, 2022

       Cover Page

   1. We note your disclosure that your common stock is quoted on the OTC Market Pink
                                                        Sheets and that the
selling stockholders may sell common stock from time to time at prices established on
the OTC Market Pink Sheets. Please note that the OTC Market Pink
                                                        Sheets is not an
established public trading market into which a selling stockholder may offer and sell shares
at other than a fixed price. Accordingly, please revise your cover page disclosure, and
make corresponding changes elsewhere in the prospectus, to disclose a fixed price at which
the selling shareholder will offer and sell shares until your shares are listed on a
national securities exchange or quoted on the OTC Bulletin Board,
                                                        OTCQX, or OTCQB, at
which time they may be sold at prevailing market prices or in privately negotiated
transactions. Refer to Item 501(b)(3) of Regulation S-K.
 Evripides Drakos
Bakhu Holdings, Corp.
December 13, 2022
Page 2
Signatures, page II-8

2. Please include the signature of the principal accounting officer or controller. See
       Instruction 1 to Signatures in Form S-1.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kibum Park at 202-551-6836 or Jeffrey Gabor at 202-551-2544 with any questions.



                                                             Sincerely,
FirstName LastNameEvripides Drakos
                                                             Division of
Corporation Finance
Comapany NameBakhu Holdings, Corp.
                                                             Office of Real
Estate & Construction
December 13, 2022 Page 2
cc:       George G. Chachas, Esq.
FirstName LastName